

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

>   **Re: SaverOne 2014 Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed May 2, 2022**
>   **File No. 333-263338**

Dear Mr. Gilboa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page, page i

1.   Please revise your cover page and summary to clarify what securities are being offered and the details of your offering. In particular, please:
- Disclose the quantity of ADSs and underlying ordinary shares that you are registering, including those underlying all issuable warrants.
- Clarify that both the public units and pre-funded warrants are being registered under this registration statement, including the ADSs and ordinary shares underlying both pre-funded warrants and ordinary public warrants.
- State that the units and pre-funded warrants as part of the pre-funded units will not be listed on the Nasdaq.
- Clarify that although the pre-funded units are designed for investors that are restricted

from owning more than 4.99% of your ordinary shares to add a larger indirect equity stake, the warrants underlying the pre-funded units appear to still have 4.99% exercise limitation and will not be exercisable until 61 days after notice of exercise.
- Clarify if any insiders or company affiliates have indicated an intention to purchase pre-funded units.
- Discuss the risks associated with the pre-funded units.

Tax Treatment of Pre-Funded Warrants, page 100

2.   You indicate your intention to treat the pre-funded warrants as prepaid forwards on ADSs for U.S. federal income tax purposes. In that regard, we note that assuming the correctness of such treatment, a U.S. Holder will be treated as the owner of the ADS upon delivery and the separation of components of each unit should not be a taxable event for U.S. federal income tax purposes. Please attribute this opinion to tax counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K. Further, we note this section appears to erroneously describe the ordinary warrant included in the pre-funded unit as being exercisable into one ordinary share instead of one ADS. Please revise to clarify.

 You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: David Huberman, Esq.